

The Berrett-Koehler Group, Inc.

California USA
#Education #PublicBenefit/BCorp #SocialEnterprise #Multi-Media

Change Ideas, Change the World

Our mission as an independent media company is to make the world work for EVERYONE. So we fight to abolish the old leadership paradigms of self-interest, exclusion, and hierarchy. Through our publications and online learning events and products, we promote a new leadership paradigm based on caring, inclusion, and egalitarian stewardship.

In a media landscape dominated by mega-corporations, our heads and hearts are being fed a diet of outrage, helplessness, and despair. Our publications provide fresh voices of practical hope, giving leaders the inspiration to change the world and the tools to make it happen. For more about our company, check out our **investor's slide deck.**



From left to right: Berrett-Koehler authors Mary-Frances Winters, Natalie Nixon, Edgar Villanueva, and Tamara Winfrey-Harris

Our Progress So Far

We partner with leading experts and authors to amplify their voices and produce bestselling books and online learning products.

In 2020 our Leadership for a Changing World Online Summit attracted 25,000+ attendees from around the world for powerful trainings on strategies to transform our world through servant leadership, inclusion and anti-racist action, and organizational decolonization, and more.

Our latest bestselling books like *The Body Is Not an Apology* (80,000+ sold), *Decolonizing Wealth* (40,000+ sold), and *We Can't Talk about That at Work*! (20,000+ sold) are breaking ground in the Diversity, Equity, and Inclusion field.

Our classics books like *Leadership and Self-Deception* (2.5 million+ sold), *Eat That Frog* (2.5 million+ sold), *Love 'Em or Lose 'Em* (750,00+ sold), and *The Secret* (625,000+ sold) have helped countless business leaders worldwide make better, more compassionate decisions—and they show no signs of slowing down.

With your investment, we will continue to help our authors and experts—especially underrepresented voices—scale their impact on the world through our books and products.



How Your Investment Empowers Us

- **Independent and mission-driven.** Too many independent media companies lose their independent voice when they are bought by big corporations. Your support will help us stay independent and mission-driven—forever.

- **Equitable representation for authors and staff.** For too long, the publishing industry as a whole has failed to reflect diverse and equitable representation among authors and staff. With your support, we will publish and produce more books and products from under-represented voices.

- **New products and services.** We are ready to scale our online learning product lines and grow into a multimedia learning company—while continuing to also expand our book publishing programs.

$0 FUNDS RECEIVED
of $1,070,000 maximum target

Investment Summary

Preferred Stock

Minimum Investment: $1,200.00

Price: $12.00 per share

Dividend: 4% cumulative per annum rate

*See Offering section below for disclosures

Offering

Equity

- Exhibit-D1_BKG-Offering-Statement_12.31.2018_Audited-Financial Statements_The-Berrett-Koehler-Group-Inc.pdf

- Exhibit-A_BKG-Offering-Statement_Series-B-Preferred-Stock-Subscription-and-Purchase-Agreement.pdf

- Exhibit-C_BKG-Offering-Statement_Officers-and-Directors.pdf

- Exhibit-E_BKG-Offering-Statement_Growth-Plans.pdf

- Exhibit D3_BKG-Offering-Statement_6-30-2020-Unaudited-Financial-Statements.pdf

- Exhibit-D2_BKG-Offering Statement_12-31-2019_Audited-Financial-Statements_The-Berrett-Koehler-Group-Inc.pdf

- BKG_Series-B_Investor-Deck.pdf

- Exhibit-B_BKG_Articles-of-Incorporation-as Amended.pdf

- BKG_Series-B_Preferred-Stock_Offering_Memorandum.pdf

- BK-3YR-5YR-10YR-Revenue-Profit-Growth-Forecasts.pdf

- BKG_Series-B_Preferred-Stock_OFFERING-SUMMARY.pdf

Mission

Berrett-Koehler is an independent publisher dedicated to an ambitious mission: connecting people and ideas to create a world that works for all. We pursue this goal by producing print, digital, audio, and video publications, as well as online learning, events, and community-building opportunities.

Our Plan to Change the World

- Our current events and social justice publications and products illuminate pathways toward more just, equitable, sustainable and anti-racist societies.
- Our business publications and products inspire leaders to make their organizations more humane, democratic, diverse, and effective.
- Our personal development publications and products show people creative ways to align their daily practices with their values.

How We Stay Accountable to our Values

- We are both a B Corporation and a Benefit Corporation. As a B Corporation, we commit to meeting rigorous social, environmental, transparency, and legal standards to balance profit and purpose. Our legal status as a Benefit Corporation means we commit to creating public benefit and sustainable value in addition to generating profit.
- We have an organizational constitution that keeps our power structure egalitarian and accountable to all stakeholders.
- Unlike the traditional book publishing business model, we embrace a model of treating our authors as equal partners. We facilitate and encourage BK author interactions via BK Author's Inc., and we give authors unmediated access to our full staff, which ensures maximum collaboration.

Investment Perks

1. **$1,200**

   Solidarity Supporter

   A package of five of our bestselling ebooks.

2. **$2,400**

   Rising Changemaker

   A package of five of our bestselling ebooks; our New Leadership Strategy Kit with 20+ hours of video training from our Leadership for a Changing World Online Summit.

3. **$5,000**

   Servant Leader

   A package of five of our bestselling ebooks; our New Leadership Strategy Kit with 20+ hours of video training from our Leadership for a Changing World Online Summit; video training and bonus gifts from all 5 of our previous online summits.

Key Facts & Financials

- **Certified B Corp and Benefit Corporation**

- **1000+ authors, 700+ publications, 4,000+ subsidiary rights agreements, 29 years in business. Some publications continue generating revenue years or even decades after they are published.**

- **$10.6 million in revenues in 2019, and 16 years of sustained profitability through 2018.**

- **Currently maintaining a staff of 32 with zero COVID-related layoffs.**

- **Named among fastest-growing independent publishers by Publishers Weekly two years running through 2018, before growing too big to be considered for the list.**

- **Growth plans suit a post-pandemic world: with distance learning and online education on the rise, the addition of a fast-growth media enterprise model to our modest-growth book publishing business model is poised for success.**

- Berrett-Koehler Identity Brochure 2008.pdf

- [Fast-Growing Independent Publishers 2019.pdf](#)

- [Berrett-Koehler Is Foreword Review 2015 Indie Publisher of Year.pdf](#)

- [Steve Piersanti on Berrett-Koehler Leadership Transition.pdf](#)

- [Why Book Publishing Companies Are Relatively Safe Investments.pdf](#)

- [11 Awesome Truths about Berrett-Koehler's Marketing.pdf](#)

- [10 Secrets of Berrett-Koehler's Success.pdf](#)

- [Preservation Strategy.pdf](#)

- [Benefit Corporation Press Release 10-21-15.pdf](#)

- [Bill of Rights and Responsibilities for BK Authors.pdf](#)

The Berrett-Koehler Group, Inc. Story

Our Founder's Story

In 1991, our founder Steve Piersanti was the CEO of a small publishing company that was sold by its owner to a giant media conglomerate. After a year of 46% growth in profit, Steve was directed by corporate leadership to fire 8 people. They presented no rational arguments other than the existence of a corporate-wide 10% layoff policy. Steve refused to fire anyone, and he was fired himself as punishment.

Many authors, suppliers, and service providers with whom Steve had worked called Steve to encourage him to start a new publishing company and to offer great publication projects and business support. Steve founded Berrett-Koehler around a commitment to stewardship—"a deep sense of responsibility to administer the publishing company for the benefit of all of our 'stakeholder' groups," from employees and authors to customers, suppliers, and the environment. (Read the full story here.)

Over the years, Steve developed a new leadership paradigm based on the works of Berrett-Koehler authors and his own leadership experiences. This approach remains core to our business today.

THE NEW LEADERSHIP PARADIGM

Traditional Command & Control	New Leadership Paradigm
ORGANIZATION AS PYRAMID The organization is viewed as a pyramid, with leadership and power flowing linearly from small numbers of people at the top who control large numbersat the bottom.	**ORGANIZATION AS NETWORK** The organization is viewed as an interconnected network, with leadership and power disbursed throughout the many nodes and links of the network.
TOP-DOWN LEADERSHIP Leadership is hierarchical, with each level of leaders having power and authority over those below them in the hierarchy.	**EVERYONE A LEADER** Leadership is exercised by everyone at all levels of the organization, with each person sometimes leading, sometimes following, and sometimes supporting, as needed.
CONTROL Leadership is exercised through compulsion, force, coercion, dominance, secrecy, and, when necessary, physical, psychological, and/or economic violence.	**COLLABORATION** Leadership is exercised through invitation, request, dialogue, persuasion, respect, openness, kindness, integrity, and partnership, without compulsion.

A portion of The New Leadership Paradigm, a leadership approach developed by Berrett-Koehler founder Steve Piersanti

Where We Are Today

Since our incorporation in 1992, we've focused on publications that help individuals, organizations, and societies become compassionate, inclusive, and collaborative. Selfish decisions, exclusive organizations, and coercive power structures will take us nowhere. Real leaders serve the whole, not the few, and they prioritize meaning and purpose over status and growth. If you want to help the leaders of the future mobilize and inspire people to come together to solve the world's greatest problems, you've come to the right place.

Where We Plan To Go

Today, we are in the midst of the greatest number of simultaneous global catastrophes the world has ever seen. We know our publications and products have influenced millions of business and organizational leaders and helped them to prioritize their people and communities. And now we need to do even more.

Now is the time to scale our mission. Now is the time to bring supporters like you into the next stage of evolution as a company. As an independent media company promoting values-driven leadership, we want to empower our readers, viewers, and listeners to create a better world together, where no one is undervalued or left behind. Will you help us?

The Founders

Steven Piersanti

Founder & Senior Editor

Steven Piersanti is founder of Berrett-Koehler Publishers, Inc., where he served as CEO, president, and publisher from 1992 until May 2019 and where he now serves as a full-time senior editor. Berrett-Koehler is a leading independent publisher of progressive books on current affairs, personal growth, business and management, training, project management, and other areas.

Prior to founding Berrett-Koehler in 1992, Steve served as president of Jossey-Bass Inc., Publishers, a publisher of books and periodicals on business and management, education, health care, public administration, the nonprofit sector, and the behavioral sciences.

Steve graduated with Highest Honors from Brigham Young University with a bachelor's degree in University Studies. While in school, he founded, published, and edited a pioneering university student scholarly journal.

The Team

David Marshall

CEO & CFO

David Marshall is CEO and CFO of Berrett-Koehler Publishers, Inc. He has been with the company for eleven years, serving as the head of the editorial department and Vice President of Editorial and Digital for eight years. He is a software industry veteran, specializing in marketing and business development. David received his BA from San Francisco State University in International Relations and German Literature, as well as an MBA from Harvard University. He and his wife Kate are best-selling co-authors of prompted journals that foster family communication including The Book of Myself, The Book of Us, and What I Love About You (over one million copies sold).

Johanna Vondeling

President & Publisher

Johanna Vondeling is Berrett-Koehler's President and Publisher. After joining the company in 2004, she served as Vice President for Editorial and Digital, and later as Vice President for International Sales and Business Development. Previously, she worked for Jossey-Bass (a Wiley imprint), W.W. Norton, and Holt, Rinehart, and Winston. She received her BA from Yale University and her PhD in literature from the University of Texas at Austin. She serves on the board of Bay Area Women in Publishing and chairs their Diversity and Inclusion Committee.

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